Approved 10/28/04
LUBY’S, INC.
CORPORATE GOVERNANCE GUIDELINES

ROLE AND RESPONSIBILITIES OF BOARD

1. Ethical Business Environment
The Board of Directors (the “Board”) of Luby’s, Inc. (“Luby’s” or the “company”) believes that the long-term success of Luby’s largely depends on the maintenance of an ethical business environment that focuses on adherence to both the letter and spirit of the law and regulations and the highest standards of corporate citizenship.

2. Oversight
The Board acknowledges that Luby’s has many different stakeholders. However, the paramount duty of the Board and management is to the shareholders; the interests of other stakeholders are relevant as a derivative of the duty to shareholders. The Board is the ultimate decision-making body except for those matters reserved by law to the shareholders. The company’s management team is charged by the Board with the management of Luby’s affairs. The Board monitors corporate performance against business plans on a regular basis to evaluate whether the business is being properly managed.

3. Senior Management
The Board has the responsibility to select, evaluate the performance of, and make decisions about the retention of, the chief executive officer. The appointment and regular evaluation of a chief operating officer, if any, and other executive officers will be made by the Board in collaboration with the chief executive officer. The Board, with the assistance of the Executive Compensation Committee, determines the chief executive officer’s compensation and reviews and approves the salaries of senior executives. The Board, with the assistance of the Executive Compensation Committee, also reviews and approves management’s recommendations for threshold, target and stretch points for the annual Incentive Bonus Plan. It periodically reviews succession planning and management development with the chief executive officer. The chief executive officer will report regularly to the Board on management development and succession planning. As part of this review, the chief executive officer will advise the Board as to his/her recommendation for a successor should he/she unexpectedly become disabled. The Board will seek, identify, evaluate, and appoint successors to the chief executive officer.

4. Strategy
The Board ensures that a strategic planning process is in place, is used, and produces sound choices. It reviews and approves major corporate strategies and monitors the imple-mentation of current strategic initiatives to assess whether they are on schedule, on budget, and producing effective results. The Board also approves the annual capital budget and is responsible for overseeing and understanding Luby’s annual operating plans and annual budgets and for monitoring whether these plans are being implemented effectively and within budgetary limits. The Board evaluates the adequacy of the company’s financial structure to support the major corporate strategies and recommends and approves changes when necessary.

5. Material Transactions
The Board reviews and approves significant capital allocations and expenditures and material transactions not in the ordinary course of business. For example, the Board, through the Finance and Audit Committee, reviews and approves the issuance of debt and equity securities and the repurchase of the company’s outstanding securities, and it also reviews and approves new bank lines of credit and significant changes thereto.

6. Internal Controls, Reporting, and Compliance
The Board satisfies itself as to the adequacy of internal controls, risk management, financial reporting and compliance with laws and regulations.

7. Nomination of Directors
The Board and the Nominating and Corporate Governance Committee (the “Governance Committee”) nominate directors to serve on the Board and ensure that the structure and practices of the Board provide for sound corporate governance

8. Selection and Oversight of Independent Auditors; Oversight of Financial Statements
The Finance and Audit Committee of the Board has the sole responsibility to appoint, compensate, and replace Luby’s independent accounting firm that audits Luby’s financial statements and to pre-approve the engagement terms and the provision of any audit and non-audit services performed by such accounting firm for Luby’s. The Finance and Audit Committee has direct responsibility, and the Board has a corresponding and supplemental responsibility, for monitoring the performance of such accounting firm and guarding against any compromise of its independence, as well as overseeing the financial statements prepared by management, with the goal of assuring that they fairly present Luby’s financial condition, results of operations, cash flows, and related risks in a clear and understandable way.

NEW DIRECTOR CANDIDATE SELECTION PROCESS

9. Membership Criteria
The Nominating and Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and characteristics for prospective Board candidates in the context of the current Board makeup and the perceived needs of Luby’s at that point in time.

The Governance Committee will consider candidates based upon:

·	The size and existing composition of the Board
·	The number and qualifications of candidates
·	The benefit of continuity on the Board
·	The relevance of the candidate’s background and experience to issues facing the Company.
·	The outstanding achievement in their professional integrity, and their ability to make independent analytical inquiries.
·	The Company’s present as well as future needs.

In filling director vacancies on the Board, the Governance Committee will recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:

·
Have demonstrated leadership, and significant experience in an area of endeavor such as business, finance, law, public service, banking or academia. Directors should be selected so that the Board has an appropriate mix of skills in core areas such as accounting and finance, corporate management, industry knowledge and strategic planning.

·	Exhibit integrity and have relevant expertise and experience, and be able to offer advice and guidance based upon that expertise;

·	Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its shareholders;

·	Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and Board operations.

·	Have a perspective that will enhance the Board’s strategic discussions.

·	Be willing to dedicate sufficient time to Company business.

·
Support the ideals of the Company’s Policy Guide on Standards of Conduct and Ethics, and are not engaged in any activity adverse to, or do not serve on the Board of another company whose interests are adverse to, or in conflict with the Company’s interests;

·	Be able to exercise sound business judgment;

·
At least one member of the Board should have the qualifications and skills necessary to be considered an “Audit Committee Financial Expert” under the Sarbanes-Oxley Act of 2002, for the purpose of serving on the Audit Committee.

·	A majority of the Board of Directors must be comprised of “Independent” Directors, as that term is defined by the NYSE and/or the SEC; and.

·	Maintain a Board that reflects diversity, including but not limited to gender, ethnicity and experience.

10.  Screening, Selection, and Invitation to Serve
Luby’s bylaws provide that director candidates standing for election by the shareholders shall be nominated by the Board or by a shareholder as provided in the bylaws. Vacancies in the Board shall be filled by selection of the current directors. The Nominating and Corporate Governance Committee is responsible for screening potential candidates with input from all Board members. The chairman will coordinate the extension of an invitation to Board membership. The Nominating and Corporate Governance Committee (“Committee”) will generally use the following process when recruiting, evaluating and selecting new director candidates. Throughout the process, the Committee will keep the full Board informed of its progress.

In the event that the Committee elects to proceed with a search for a new Director Candidate, the Committee will prepare a target candidate profile.

The Committee will develop an initial list of Director Candidates by utilizing the personal network of the Board and Senior Management of the Company, and considering any previously recommended nominees. In addition, the committee may also retain a search firm to assist it in developing a list of director candidates.

The Committee will screen the resulting slate of director candidates to identify individuals who best fit the target candidate profile and the guidelines for membership on the Board of Directors. From this review, the committee will prepare a list of preferred candidates and present it to the full Board and CEO for input.

The Committee will designate an individual to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board.

The Chairman and at least one member of the Committee shall interview the prospective candidate. Reference checks shall also be performed.

Based on input received from the candidate interviews, the Committee will determine whether to recommend the candidate to the full Board of Directors for membership. An effort will be made to introduce the candidate to the Board prior to his or her election.

The Board of Directors shall vote on whether to nominate the candidate for election to the Board, or in the case of vacancy on the Board, to elect the candidate to the Board.

COMPOSITION OF THE BOARD

11. Independent Directors
A majority of the Board will be comprised of “independent” directors, as that term is defined from time to time by the listing standards of the New York Stock Exchange. In order to qualify a director as independent, the Board will affirmatively determine that the director has no material relationship with Luby’s (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Luby’s). Luby’s will disclose these determinations, as required by rules of the New York Stock Exchange. The term “independent,” when used in these Guidelines, will have the definition specified from time to time in the listing standards of the New York Stock Exchange.

12. Number of Directors
The Board believes that the number of directors should not be less than nine or more than twelve. The Board may adjust the number upward to accommodate an outstanding potential candidate or during periods of transition when new directors may overlap with retiring directors.

13. Directors Who Change Principal Job Responsibility
Directors who have a significant change in their professional roles and responsibilities, such as retirement or a change in employer, should submit a letter to the chairman of the Board explaining the circumstances. The Board, through its Nominating and Corporate Governance Committee, should review the circumstances and decide whether it is in the best interest of Luby’s that the director continues to serve.

14. Retirement Age and Term Limits
A director shall not be eligible to stand for election or reelection to the Board after reaching the age of 70 years. A director will offer his or her resignation from the Board upon reaching the age of 70 years effective at the next annual meeting of shareholders. The Board has not established term limits for directors; however, the Nominating and Corporate Governance Committee should consider each director’s contribution to the Board every three years, prior to his of her nomination for reelection.

BOARD LEADERSHIP

15. Chairman/Chief Executive Officer
Corporate policy allows for separation of the office of chairman and chief executive officer. This policy is intended to preserve flexibility for the Board regarding the selection of chairman and chief executive officer and the independence of those positions.

16. Presiding Independent Director
If the offices of the chief executive officer and chairman are not separate or, for any other reason, the chairman is not independent, the independent directors will elect one of their number to serve as a continuing presiding independent director. The presiding independent director will chair meetings of independent directors, will facilitate communications between other members of the Board and the chief executive officer and chairman, and will assume other duties which the independent directors as a whole may designate from time to time. The presiding independent director also may be responsible for representing the non-management directors or independent directors with respect to certain matters as to which the views of the non-management or independent directors are sought pursuant to specific provisions of these Guidelines or otherwise in a manner consistent with these Guidelines. Directors are always free to communicate directly with the chief executive officer and chairman. The name of the presiding independent director, if there is one, will be disclosed in Luby’s annual proxy statement to facilitate communications by shareholders and employees with the non-management directors.

17. Limitations on Tenure as Independent Chair or Lead Director
An independent chair or presiding independent director serves at the pleasure of the Board. It is the sense of the Board that a director’s service as independent chair or presiding independent director should generally not extend beyond the annual meeting of shareholders after three consecutive years of service.

FUNCTIONING OF THE BOARD

18. Board Meetings
Directors are expected to attend Board meetings and meetings of the committees on which they serve, to spend the time needed, and to meet as frequently as necessary to properly discharge their responsibilities. Meetings should include presentations by management and, when appropriate, outside advisors or consultants, as well as sufficient time for full and open discussion. Article III of Luby’s bylaws spells out required procedures for calling and conducting meetings of the Board in order to conduct corporate business. The Board sets the number and schedule of regular Board meetings for the entire year at the annual meeting of the Board immediately preceding the annual meeting of the shareholders of the company. Currently, the Board has five regular meetings each year. The chairman, the chief executive officer, or a majority of directors may call special meetings of the Board as necessary.

19. Board Agendas
The chief executive officer in conjunction with the chairman and committee chairs will establish and publish an agenda for each meeting of the Board. Board members may suggest items for inclusion on the agenda and may raise for discussion at any Board meeting subjects not on the agenda.

20. Board Materials Distributed in Advance
Management is responsible to ensure that the agenda for each meeting is distributed in advance of the meeting, together with written materials that are important to the Board’s understanding of the business of the meeting and presentations on special subjects. The agenda and accompanying materials should be distributed at least one week in advance of the meeting to permit directors to prepare for the meeting. This will conserve Board meeting time and allow discussion to focus on questions and analysis of these materials. Management will try to keep materials as brief as possible while still providing the desired information. Lengthy reports or documents, when practical, should be accompanied by executive summaries. Directors are encouraged to comment on the adequacy and effectiveness of materials provided. Directors are expected to review the agenda and accompanying materials before the meeting.

21. Attendance of Non-Directors at Board Meetings
The chief executive officer may invite members of senior management who are not Board members to regularly participate in portions of the Board meeting. Further, the Board encourages the participation at Board meetings of members of management who can provide additional insight into items being discussed or who have substantial future potential in the Company and who should be given exposure to the Board. Portions of all Board meetings will be reserved for private deliberation among Board members.

22. Separate “Executive Session” Meetings of Non-management Directors
Non-management directors will regularly meet in executive sessions, without the presence of management directors or executive officers of Luby’s (except to the extent the non-management directors request the attendance of any executive officers). In addition, as a matter of practice, non-management directors will meet at the conclusion of the regularly scheduled Board meetings whenever requested by an individual Board member, either in advance of or during Board deliberations. They may also meet at other times when the need to do so is established by the chairman or the presiding independent director, as appropriate, or upon the Board’s own motion. The chairman or, if the chairman is not independent, the presiding independent director, will preside over the executive sessions of non-management directors. The chairman/presiding independent director is responsible for keeping the chief executive officer informed of any substantive deliberations in such executive sessions. These meetings may include a discussion with the chief executive officer, to the extent requested by the non-management directors.

23. Meetings of Independent Directors
If non-management directors include directors who are not independent, then all independent directors will meet in executive session at a regularly scheduled meeting at least once each year.

FUNCTIONING OF COMMITTEES OF THE BOARD

24. Board Committees
The Board will have at all times a standing Finance and Audit Committee, an Executive Compensation Committee and a Nominating and Corporate Governance Committee. The current standing committees of the Board are: Executive, Finance and Audit, Personnel and Administrative Policy, Executive Compensation, and Nominating and Corporate Governance. From time to time the Board may create a new or disband an existing committee depending on particular interests of the Board, issues facing Luby’s, or legal requirements.

25. Committee Charters
Each committee should, with leadership from its chair, maintain a charter describing its duties and responsibilities, as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. Charters developed or amended will be reviewed by the Executive Committee and approved by the full Board.

26. Assignment and Rotation of Committee Membership
The Nominating and Corporate Governance Committee in consultation with the chairman and the chief executive officer and individual Board members, will assign Board members and chairs to various committees, subject to Board approval. Assignments must comply with all applicable laws, rules and regulations, any special requirements contained in the committee charters, and, insofar as possible, with the desires of individual members. The Finance and Audit Committee, Executive Compensation Committee, and Nominating and Corporate Governance Committee shall be comprised solely of independent directors, taking into account, with respect to members of the Finance and Audit Committee, the higher standards of independence established in the New York Stock Exchange listing standards for members of audit committees. Consideration should be given to rotating committee membership and chairs from time to time generally on a three to five year schedule.

27. Scheduling of Committee Meetings and Committee Agendas
The chair of each committee, in collaboration with management and the chairman of the Board and with reference to the committee’s charter, determine the frequency, length, and agenda of each meeting of the committee.

28. Committee Reports to the Board
The chair of each committee, with the support of management, will report to the full Board as soon as practical following a committee meeting all significant matters discussed and will present recommendations of the committee to the Board for action, review, or approval, as appropriate, at each Board meeting. Minutes of all committee meetings will be distributed to all Board members.

MISCELLANEOUS

29. Board Access to Management
Board members have access to Luby’s management, as necessary to fulfill their obligations as members of the Board, and will keep the chief executive officer, chief operating officer and the chairman informed of any matters of substance and concerns that may arise therefrom. Board members should use judgment to insure that this contact is not distracting to business operations or that it could be perceived as infringing on the responsibilities of the chief executive officer. Correspondence from a Board member to a member of management should be copied to the chief executive officer and chairman.

30. Board Access to Independent Advisors
The Board and its committees have authority to retain independent outside accounting, financial, legal, or other advisors at any time, at the expense of Luby’s, provided that approval of the full Board shall be required for the expenditure of $5,000 or more in any twelve-month period for fees paid to such advisors, except to the extent expressly provided otherwise in the charter of each committee.

31. Communications with the Public and Various Constituencies
The chief executive officer is responsible for establishing effective communications with Luby’s various constituencies, i.e. press, shareholders, potential investors, customers, communities, suppliers, creditors, and corporate partners. Management speaks for Luby’s, and Board members should initiate communication with these constituencies only with the consent and generally at the request of management. However, the Board may respond to communications directed to the Board by shareholders and members of the public. In accordance with rules of the Securities and Exchange Commission and the New York Stock Exchange, Luby’s will publicly disclose a method by which shareholders and other interested parties may communicate directly with the non-employee directors or the Board as a whole.

32. Assessing Board Performance
At least annually the Nominating and Corporate Governance Committee will review with all Board members their perceptions of the performance and effectiveness of the Board and solicit suggestions for improving its performance. The objective is to increase the effectiveness of the Board and not to evaluate individual Board members. The results of this review will be reported to the full Board with the results and recommended action the committee deems appropriate.

At least annually, the Committee will assess the Board’s current and projected strengths and needs by, among other things, reviewing the Board’s current profile, its guidelines for membership on the Board of Directors, the Company’s current and future needs, as well as the Corporate Governance Guidelines.

Each year the members of the Board will participate in a review and assessment of the Board and of each committee. Such evaluations will be discussed both at the Nominating and Corporate Governance Committee meetings, as well as at the Board of Directors meeting. In connection with such reviews, or at any other time, a director with concerns regarding performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question (“Disinterested Committee Members”). If the Disinterested Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

33. Director Orientation and Continuing Education
Although the candidate will receive an informal orientation to the company during the selection process, the Chairman of the Board of Directors will arrange for formal orientation sessions for newly elected directors. The orientation will include briefing by Executive officers, designed to familiarize the new directors with the Company’s overall business and operations, strategic plans and goals, financial statements, and key policies and practices, including corporate governance matters. Each new director will be given a thorough orientation with respect to his or her duties as a director of Luby’s, including (a) copies of these Guidelines and other corporate governance materials, (b) meetings with the Nominating and Corporate Governance Committee, and (c) except to the extent unnecessary for any director who is an executive officer of Luby’s, background material with respect to Luby’s, its business and issues of particular significance to Luby’s, meetings with senior management and visits to Luby’s restaurants and facilities. Each new director and each new member of any Board Committee also will cooperate in fulfilling any additional orientation guidelines that may be recommended generally or on an ad hoc basis by the Nominating and Corporate Governance Committee or the chair of the committee on which the director serves to help assure that such director has the necessary skills to perform his or her responsibilities as a director and/or member of any committee.

Directors are expected to regularly attend continuing education seminars concerning subject areas that are relevant to Company business and the Board of Directors. In addition, the Company will arrange for continuing education topics at Board Meetings.

34. Board Compensation
Luby’s policy is to compensate non-management directors competitively relative to companies of comparable size. The Executive Compensation Committee will annually recommend to the full Board for its consideration director compensation for the next year. Director’s fees (which include all fees, stock awards, stock options, and other consideration given to directors in their capacity as directors) are the only compensation that Independent directors may receive from Luby’s.

35. Stock Ownership Guidelines for Directors
The Board believes that each Luby’s director should accumulate a meaningful investment in Luby’s stock and has established guidelines for share ownership. Currently, directors are expected to accumulate, over time, common shares with a market value of at least $100,000.

36. Board Attendance at Annual Meetings of Shareholders
Directors are expected to attend all Luby’s Annual Meetings of Shareholders.

37. Review of Guidelines
The Nominating and Board Governance Committee is responsible for periodic review of these Guidelines, as well as consideration of other corporate governance issues that may, from time to time, merit consideration of the full Board.

38. Intent
These Guidelines are intended to be a statement of general principles to guide the Board in formulating corporate policy. The Guidelines are not rules or bylaws. They may be amended from time to time by the Board. In addition, the Board may on occasion depart from the Guidelines when circumstances indicate that a departure is in the best interest of Luby’s and its shareholders.